November 30, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (702) 733-5620

Sheldon G. Adelson
Chairman of the Board,
  Chief Executive Office and Treasurer
Las Vegas Sands Corp.
3355 Las Vegas Sands Boulevard South
Las Vegas, Nevada 89109

> **Re: Las Vegas Sands Corp.**
> **Definitive 14A**
> **Filed April 30, 2007**
> **File No. 001-32373**

Dear Mr. Adelson:

       We have reviewed your response letter dated September 21, 2007, and have the following comment. Please respond to our comment by December 14, 2007, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your response to comment no. 6. With respect to the targets to be excluded, please provide on a supplemental basis a more detailed analysis of why you believe that disclosure of the targets would result in competitive harm, including a complete discussion of how competitors may be able to derive confidential commercial or financial information from the targets.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: Gayle M. Hyman (*via facsimile*)